

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 11, 2009

Via Mail and Fax

Sean P. Washchuk
Vice President Finance and Chief Financial Officer
Vitran Corporation Inc.
185 The West Mall, Suite 701
Toronto, Ontario, Canada M9C 5L5

      RE: **Vitran Corporation Inc.**
                Form 10-K for the Year Ended December 31, 2007
                File Number: 001-32449

Dear Mr. Washchuk:

      We have reviewed your correspondence dated January 29, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10K for the Year Ended December 31, 2007

Item 2 - Properties, page 7

1. Refer to your response to our prior comment number 2. Please reconcile for us the total amount of rolling stock of 14,997 pieces stated in your intended added disclosure to the sum of the total amounts indicated in the table therein of 10,186.

Management's Discussion and Analysis, page 13
Consolidated Results, pages 15 and 18

2. Refer to your response to our prior comment number 5. You state therein that "comparatively compiled detailed expense disclosures were not available" with respect to the acquired companies cited in regard to your operating expenses. In view of this, please explain to us how you determined that amounts reported as "operating expenses" and for the other expense categories presented in the statements of income are representative of the respective amounts incurred. In connection with this, please

explain to us your consideration of the impact of the unavailability of such information on your conclusion in regard to the effectiveness of your disclosure controls and procedures.

3. In connection with your response to our prior comment number 5, please tell us whether or not you intend to provide a comparative table of the significant individual expense sub-categories that comprise the selling, general, and administrative expenses.

Critical Accounting Policies and Estimates, page 24

4. Refer to your response to our prior comment number 9. Please include in the revenue recognition accounting policy in the notes to the financial statements your accounting treatment in regard to "estimated revenue adjustments." Include the basis for the adjustments and how the amounts are determined, where such are recorded, and the timing of when recorded. Since such adjustments are described as estimated, discuss the basis for finalizing the adjustments and the associated accounting. Represent in the notes whether such adjustments are material. Further, discuss in critical accounting policies how such adjustments have impacted your revenues. Please provide us with a copy of your intended disclosure.

5. We note in your intended disclosure in regard to "estimated revenue adjustments" that such adjustments are accrued for in the allowance for doubtful accounts. Please explain to us why you do not record these adjustments as a direct reduction of gross accounts receivable. It appears that such adjustments are a direct reduction of amounts billable to and collectible from customers.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief